August 4, 2009
David Irving
Reviewing Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Period Ended March 31, 2009 SEC File No. 1-34073
Dear Mr. Irving:
Enhancement of the overall disclosures in filings by Huntington Bancshares Incorporated is an objective that we share with the Staff and one that we consider in all our filings. This letter sets forth our responses to the comments of the Staff of the U.S. Securities and Exchange Commission contained in your letter dated July 22, 2009. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.
We note your response to comment 1 in our letter dated June 10, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose in future filings how you calculate excess subordination and discuss what the excess subordination signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Management’s response

In response to the Staff’s request, we will include the following disclosure in our future filings:
At June 30, 2009, a full cash flow analysis was used to estimate fair values and assess impairment for each security within our pooled trust preferred security portfolio. We engaged a third party specialist with direct industry experience in pooled trust preferred securities valuations to provide assistance in estimating the fair value and expected cash flows for each security in this portfolio. Relying on cash flows was necessary because there was a lack of observable transactions in the market and many of the original sponsors or dealers for these securities were no longer able to provide a fair value that was compliant with FASB Statement No. 157, Fair Value Measurements.

The full cash flow analysis was completed by evaluating the relevant credit and structural aspects of each pooled trust preferred security in the portfolio, including collateral performance projections for each piece of collateral in each security and terms of each security’s structure. The credit review included analysis of profitability, credit quality, operating efficiency, leverage, and liquidity using the most recently available financial and regulatory information for each underlying collateral issuer. We also reviewed historical industry default data and current/near term operating conditions. Using the results of our analysis, we estimated appropriate default and recovery probabilities for each piece of collateral and then estimated the expected cash flows for each security. All deferrals were considered to be defaults and a recovery assumption of 10% on bank issuers and 15% on insurance issuers 1 year after the actual or projected default occurs was used. We determined that 6 securities had a probable credit loss demonstrated by insufficient estimated cash flows to repay required principal and interest and therefore had other-than-temporary impairment.
The table below summarizes the relevant characteristics of these trust preferred securities. Each of the securities is part of a pool of issuers and each support a more senior tranche of securities except for the I-Pre TSL II security which is the most senior class.
Table XX — Trust Preferred Securities Data
(in thousands, as of June 30, 2009)

						Actual
						Deferrals	Expected
						and	Defaults
					# of	Defaults	as a % of
				Lowest	Issuers Currently	as a % of	Remaining
	Book	Fair	Unrealized	Credit	Performing/	Original	Performing	Excess
Deal Name	Value	Value	Gain/(Loss)	Rating(2)	Remaining(3)	Collateral	Collateral	Subordination(4)
Alesco II(1)	$37,320	$12,236	$(25,084)	CC	36/44	18.8%	19.4%	—%
Alesco IV(1)	14,696	4,000	(10,696)	CC	44/54	23.6	25.6	—
ICONS	20,000	11,444	(8,556)	BBB	29/30	3.0	14.1	54.9
I-Pre TSL II	36,863	23,917	(12,946)	AA	29/29	—	13.8	73.2
MM Comm II	24,773	18,084	(6,689)	BBB	6/8	3.9	10.9	8.8
MM Comm III	12,045	6,116	(5,928)	B	12/12	1.9	36.3	1.3
Pre TSL IX(1)	4,533	1,635	(2,898)	CC	41/49	17.1	20.9	—
Pre TSL X(1)	14,919	5,381	(9,539)	CC	44/58	23.0	15.2	—
Pre TSL XI	25,000	10,170	(14,830)	CC	57/65	13.6	18.0	6.8
Pre TSL XIII	27,530	11,100	(16,430)	CC	57/65	14.8	18.5	0.3
Reg Diversified(1)	7,487	7,487	—	CC	34/45	24.3	24.1	—
Soloso(1)	11,436	3,452	(7,984)	CC	61/71	11.2	24.0	—
Tropic III	31,000	13,842	(17,159)	B	38/46	17.5%	20.0%	27.1%

Total	$267,602	$128,864	$(138,738)

(1)	Security was determined to have other-than-temporary impairment. The book value reflects recorded credit impairment.

(2)	For purposes of comparability, lowest credit rating expressed is equivalent to Fitch even where lowest rating is based on another nationally recognized credit rating agency.

(3)	Includes both banks and/or insurance companies.

(4)
Excess subordination percentage represents the additional defaults in excess of both current and projected defaults that the CDO can absorb before the bond held by Huntington experiences any credit impairment. Excess subordination percentage is calculated by (a) determining what percentage of defaults a deal can experience before the bond has any credit impairment and (b) subtracting from this default breakage percentage both total current and expected future default percentages.

2.
We note your response to comment 1 in our letter dated June 10, 2009. Please confirm, or advise otherwise, that Red Pine Advisors LLC performed the impairment analysis for all pooled trust preferred securities in the portfolio, specifically the deals not included in the memorandum filed supplementally to the June 23, 2009 response.

Management’s response

We confirm that Red Pine Advisors LLC performed the impairment analysis for all pooled trust preferred securities in our portfolio.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,

/s/ Donald R. Kimble
Donald R. Kimble
Senior Executive Vice President and Chief Financial Officer
Huntington Bancshares Incorporated

Copies to:
William J. Schroeder, Staff Accountant, U.S Securities and Exchange Commission

Stephen D. Steinour, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated

Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

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